UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment)(1)*

Gulf Coast Ultra Deep Royalty Trust
(Name of Issuer)

Royalty Trust Units
(Title of Class of Securities)

40222T104
(CUSIP Number)

July 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

       [   ] Rule 13d-1(b)
       [X] Rule 13d-1(c)
       [   ] Rule 13d-1(d)

 (1) This Schedule 13G constitutes an initial Schedule 13G on behalf of Fortress MK Advisors LLC, FIG LLC, Fortress Operating Entity I LP, FIG Corp. and Fortress Investment Group LLC, and Amendment No. 2 to the Schedule 13G on behalf of Mount Kellett Capital Management LP.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 40222T104
1	NAME OF REPORTING PERSON Mount Kellett Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,269,004*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,269,004*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,269,004*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

* See Explanatory Note

CUSIP No.: 40222T104
1	NAME OF REPORTING PERSON Fortress MK Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,269,004*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,269,004*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,269,004*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* See Explanatory Note

CUSIP No.: 40222T104
1	NAME OF REPORTING PERSON FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,269,004*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,269,004*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,269,004*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* See Explanatory Note

CUSIP No.: 40222T104
1	NAME OF REPORTING PERSON Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,269,004*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,269,004*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,269,004*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* See Explanatory Note

CUSIP No.: 40222T104
1	NAME OF REPORTING PERSON FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,269,004*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,269,004*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,269,004*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* See Explanatory Note

CUSIP No.: 40222T104
1	NAME OF REPORTING PERSON Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,269,004*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,269,004*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,269,004*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* See Explanatory Note

EXPLANATORY NOTE

This Schedule 13G, which constitutes an initial Schedule 13G on behalf of Fortress MK Advisors LLC, FIG LLC, Fortress Operating Entity I LP, FIG Corp. and Fortress Investment Group LLC, and Amendment No. 2 to the Schedule 13G on behalf of Mount Kellett Capital Management LP, relates to the royalty trust units (the “Royalty Trust Units”) representing beneficial interests in the Gulf Coast Ultra Deep Royalty Trust, a Delaware statutory trust (the “Trust”), and is being filed on behalf of the Reporting Persons (as defined below). This filing amends and restates in its entirety the Schedule 13G filed on behalf of Mount Kellett Capital Management LP on June 17, 2013.

As of August 7, 2015 (the “Filing Date”), certain funds and managed accounts (collectively, the “Funds”) affiliated with Mount Kellett Capital Management LP (“Mount Kellett”), a Delaware limited partnership, Fortress MK Advisors LLC (“Fortress MK”), a Delaware limited liability company, FIG LLC, a Delaware limited liability company (“FIG”), Fortress Operating Entity I LP, a Delaware limited partnership (“FOE I”), FIG Corp., a Delaware corporation, Fortress Investment Group LLC, a Delaware limited liability company (“Fortress” and, together with the Mount Kellett, Fortress MK, FIG, FOE I and FIG Corp., the “Reporting Persons”), hold an aggregate of 35,269,004 Royalty Trust Units. Based on the Trust’s Form 10-Q filed with the U.S. Securities and Exchange Commission on May 8, 2015, as of April 30, 2015, there were 230,172,696 Royalty Trust Units issued and outstanding. Accordingly, as of the Filing Date, for the purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, the Reporting Persons are deemed to beneficially own 35,269,004 Royalty Trust Units, or 15.3% of the Royalty Trust Units deemed issued and outstanding. As described below, the Reporting Persons, through one or more intermediate entities, possess the shared power to vote and the shared power to direct the disposition of the Royalty Trust Units held by the Funds.

This filing is made to reflect the acquisition by Fortress MK, FIG, FOE I, FIG Corp. and Fortress (together, the “Fortress Filers”) of beneficial ownership of the Royalty Trust Units beneficially owned by Mount Kellett, as a result of the formation of a strategic alliance pursuant to which Fortress MK has become co-manager with Mount Kellett to certain funds and accounts affiliated with Mount Kellett, including the Funds, with Fortress MK having joint decision making authority with Mount Kellett with respect to the Funds.

Item 1(a) Name Of Issuer: Gulf Coast Ultra Deep Royalty Trust

Item 1(b) Address of Issuer’s Principal Executive Offices:

c/o The Bank of New York Mellon Trust Company, N.A., as trustee
Institutional Trust Services
919 Congress Avenue, Suite 500
Austin, Texas 78701

Item 2(a) Name of Person Filing:

This statement is filed by:

(i)           Each of Mount Kellett and Fortress MK, which respectively, through one or more intermediate entities, provide joint investment advisory and other joint services to the Funds and may therefore be deemed to beneficially own the Royalty Trust Units beneficially owned thereby;

(ii)          FIG is the holder of all of the issued and outstanding interests in Fortress MK and may therefore be deemed to beneficially own the Royalty Trust Units beneficially owned thereby;

(iii)         FOE I is the holder of all the issued and outstanding interests of FIG and may therefore be deemed to beneficially own the Royalty Trust Units beneficially owned thereby;

(iv)         FIG Corp. is the general partner of FOE I and may therefore be deemed to beneficially own the Royalty Trust Units beneficially owned thereby; and

(v)          Fortress is the holder of all the issued and outstanding shares of FIG Corp. and may therefore be deemed to beneficially own the Royalty Trust Units beneficially owned thereby.

Item 2(b) Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person is: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Item 2(c) Citizenship: See Item 4 of each of the cover pages.

Item 2(d) Title of Class of Securities: Royalty Trust Units

Item 2(e) CUSIP No.: 40222T104

Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

(a) Amount Beneficially Owned:	See Item 9 of each of the cover pages

(b) Percent of Class:	See Item 11 of each of the cover pages.

(c) Number of Shares as to which such person has:

(i) sole power to vote or to direct the vote:	See Item 5 of each of the cover pages.

(ii) shared power to vote or to direct the vote:	See Item 6 of each of the cover pages.

(iii) sole power to dispose or to direct the disposition of:	See Item 7 of each of the cover pages.

(iv) shared power to dispose or to direct the disposition of:	See Item 8 of each of the cover pages.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2015	MOUNT KELLETT CAPITAL MANAGEMENT LP

	By:	Mount Kellett Capital Management GP LLC, its general partner

	By:	/s/ Jonathan Fiorello
	Name:	Jonathan Fiorello
	Title:	Authorized Signatory

Dated: August 7, 2015	FORTRESS MK ADVISORS LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Authorized Signatory

Dated: August 7, 2015	FIG LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: August 7, 2015	FORTRESS OPERATING ENTITY I LP

	By:	FIG Corp., its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: August 7, 2015	FIG CORP.

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: August 7, 2015	FORTRESS INVESTMENT GROUP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1
Joint Filing Agreement, dated as of August 7, 2015, by and among Mount Kellett Capital Management LP, Fortress MK Advisors LLC, FIG LLC, Fortress Operating Entity I LP, FIG Corp. and Fortress Investment Group LLC.